Exhibit 99.1

Draganfly to Host Third Quarter 2026 Shareholder Update Call

Saskatoon, SK — November 6, 2026 — Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading developer of drone solutions and systems, today announced that it will host a shareholder update and earnings call on November 10, 2026, at 5:30 p.m. EST.

The call will be led by Cameron Chell, Chief Executive Officer, who will provide an update on recent Company milestones, operational developments, and Draganfly’s strategic direction. Paul Sun, Chief Financial Officer, will review key financial highlights and performance for the third quarter ended September 30, 2026.

Draganfly expects to release its third quarter 2026 financial results at market close on Tuesday, November 10, 2026.

Shareholders and interested investors are invited to register for the call here:

WEBINAR REGISTRATION LINK

Investors are encouraged to submit questions in advance, which will be addressed during the call. Questions can be emailed to investor.relations@draganfly.com.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a Canadian-headquartered developer of advanced drone solutions, unmanned systems and software serving customers across North America and globally. With more than 27 years of experience in unmanned systems, Draganfly develops and delivers technologies spanning aerial platforms, autonomy, sensing, payload integration and mission-specific solutions for defence, public safety and commercial applications.

The Company combines engineering, manufacturing, software and systems-integration capabilities to support customers operating in complex and mission-critical environments. Draganfly is driven by a mission to provide innovative, reliable solutions that save time, money and lives.

For more information, visit www.draganfly.com

For investor details, visit:

NASDAQ (DPRO)

CSE (DPRO)

FSE (3U8A)

Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

Email: info@draganfly.com